

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2022

Joseph N. Forkey
Chief Executive Officer, President and Treasurer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440

> **Re: Precision Optics Corporation, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2022**
> **File No. 333-265564**

Dear Dr. Forkey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Amy M. Trombly, Esq.